UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Famous Dave’s of America, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

307068106
(CUSIP Number)

Pleasant Lake Partners LLC
110 Greene Street, Suite 604
New York, NY 10012
Tel. No.: 212-554-0680
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307068106

1	Names of Reporting Persons. Pleasant Lake Partners LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 0
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. PLP MM LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 0
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Pleasant Lake Onshore GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 0
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Pleasant Lake Offshore Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 0
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1	Names of Reporting Persons. Jonathan Lennon
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 0
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to shares of Common Stock (the “Common Stock”) of Famous Dave’s of America, Inc., a Delaware corporation (the “Issuer”), the principal business address of which is 12701 Whitewater Drive, Suite 200, Minnetonka, Minnesota 55343. This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D, which was originally filed on May 23, 2014 and was amended on March 18, 2016 (as amended, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

This Amendment is being filed to supplement Item 5.

Item 5.  Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages.

(c)  The Reporting Persons did not engage in any transactions in the Common Stock during the sixty day period prior to the filing of this Amendment, except that shares held for the account of Pleasant Lake Offshore Master Fund L.P. were sold as follows: (i) 498,555 shares on December 13, 2016 at $4.6005 per share; (ii) 4,900 shares on December 14, 2016 at $4.8561 per share; and (iii) 45,100 shares on December 15, 2016 at $4.7563 per share.

(d)  Not applicable.

(e)  Following the above-referenced sale on December 13, 2016, the Reporting Perosns ceased to beneficially own greater than five percent of the outstanding shares of Common Stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 22, 2016

PLEASANT LAKE PARTNERS LLC
By: PLP MM LLC
its Managing Member
By: /s/ Jonathan Lennon

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

PLP MM LLC

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

PLEASANT LAKE ONSHORE GP LLC

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

PLEASANT LAKE OFFSHORE MASTER FUND L.P.
By: Pleasant Lake Onshore GP LLC
its General Partner

By: /s/ Jonathan Lennon
Jonathan Lennon, Manager

JONATHAN LENNON

By: /s/ Jonathan Lennon
Jonathan Lennon, Individually